Exhibit 99.1

US Patent Office Grants Key Risk Test Patent

●	Grant of US Patent No: US 10,683,549, Methods for assessing risk of developing breast cancer.
●	Filed provisional patent for its COVID-19 Severity Risk Test, 2020901739 – Methods of assessing risk developing a severe response to Coronavirus infection

MELBOURNE, AUSTRALIA, June 19, 2020: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) (the “Company”) is pleased to announce the grant of US Patent No: US 10,683,549, Methods for assessing risk of developing breast cancer. Genetic Technologies is the first company to successfully commercialise a polygenic risk test for breast cancer in the world.

The granted patent covers our proprietary panels of single nucleotide polymorphisms (SNPs) and the combination of clinical and phenotypic risk models to create the most comprehensive risk assessment tool on the market: GeneType for Breast Cancer.

The proprietary technology incorporated into GeneType for Breast Cancer provides significant benefits over existing breast cancer risk assessment algorithms. Breast cancer is often looked at as an inheritable disease, but about 85% of breast cancer patients do not have a strong family history of breast cancer*. Combining clinical risk factors and GTG’s patented polygenic risk model can identify those who are at high, average or low risk of developing breast cancer, which can inform an individual’s personalised preventative protocol alongside physicians.

The USA is the largest healthcare market in the world and breast cancer is the second largest cause of death amongst American women (after lung cancer)*.

(* Source: American Cancer Society, http://www.cancer.org/breast-cancer)

“The climate in the USA for genetic and biotech patents has been particularly challenging over the past few years and Genetic Technologies has been working hard to implement an intellectual property strategy to protect our products, enhancing the value proposition of both the tests and the Company as a whole,” said GTG CEO Dr George Mucknicki.

The Company has utilised the knowledge gained in achieving the grant of this patent to formulate the claim language used in its recent provisional patent filing entitled “Methods of assessing risk of developing a severe response to coronavirus infection”. Leveraging GTG’s core expertise in predictive risk modelling, the Company has commenced analysis of the early, available genomic and phenotypic data from 1,500 COVID-19 patients (under an existing research agreement with the UK Biobank) and developed a prototype predictive model to identify those patients most likely to require hospitalisation, should they contract COVID-19.

Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

“With the prototype model complete for the COVID-19 Severity Risk Test, we’re confident that there will be widespread interest as many regions continue to pivot their pandemic management strategies,” said Dr Muchnicki.

“GTG believes that this product, once developed and subject to any relevant regulatory approvals, may be effectively applied to manage a safe return to work in areas with high infection rates and help communities understand risk stratification to prioritise access to vaccines to those most vulnerable and susceptible to complications should they contract COVID-19.”

The granting of the key breast cancer patent and the recent filing for the COVID-19 Severity Risk Test reflects the growing maturation of the science around polygenic risk prediction and the growing awareness around the value and clinical utility of such tests by the medical community. GTG pioneered polygenic risk assessments, publishing its first paper in 2010. Since then, scientific literature on the field has expanded and is an indication of interest.

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Dr George Muchnicki Acting CEO and Justyn Stedwell Company Secretary

On behalf of the Board of Directors

Genetic Technologies Limited

+61 3 9412 7000

Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Investor Relations and Media (US)

Dave Gentry, CEO
RedChip Companies
Office: 1 800 RED CHIP (733 2447)
Cell: US 407 491 4498
dave@redchip.com

Australia

Trevor Chappell

WE Communications

Email: tchappell@we-worldwide.com

T: +61 407 933 43

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies has capacity for COVID-19 testing and is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com.

Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000